July 29, 2024

Satoshi Tominaga
Chief Executive Officer
YHN Acquisition I Ltd
2/F, Hang Seng Building
200 Hennessy Road, Wanchai
Hong Kong

       Re: YHN Acquisition I Ltd
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 12, 2024
           File No. 333-279308
Dear Satoshi Tominaga:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Registration Statement on Form S-1 filed July 12, 2024
Risk Factors Summary, page 26

1. We acknowledge your revised disclosure in response to prior comment 3. Please include a page number cross reference to the risk factor covering recent regulatory actions by the
       PRC government.
Risk Factors
Risks Associated with Our Business
Our rights agreement will designate the courts of the State of New York or the United States
District Court for the Southern District . . ., page 42

2. Please reconcile your disclosure that the exclusive forum provision in your rights agreement will not apply to suits brought to enforce any liability or duty created by the
 July 29, 2024
Page 2

       Exchange Act with paragraph 7.3 of the Rights Agreement filed as Exhibit 4.4, which does not contain a carve out for the Exchange Act.
       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lawrence S. Venick, Esq.